Exhibit 1.02

Conflict Minerals Report

Alcoa Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “Alcoa,” “Company,” “we,” “its,” “us” and “our” refer to Alcoa Inc. and all subsidiaries consolidated for the purposes of its financial statements. As used herein and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

Forward-Looking Statements

Certain statements in this report relate to future events and expectations, and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “outlook,” “plans,” “projects,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions, or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, statements concerning the additional steps that Alcoa intends to take to mitigate the risk that its necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere and the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2013, and other reports filed with the Securities and Exchange Commission (the “SEC”). Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.

Overview

We are subject to the Conflict Minerals Rule because Conflict Minerals are necessary to the functionality or production of certain discrete products or product lines manufactured by Alcoa (these Conflict Minerals are sometimes referred to herein as “necessary Conflict Minerals”). Conflict Minerals content constitutes a small portion of the materials content of the products that are in-scope for purposes of our Conflict Minerals Rule compliance.

As a general matter, alumina, most primary aluminum products, bare or uncoated aluminum rolled products and many engineered products do not contain any Conflict Minerals. For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

We have filed this Conflict Minerals Report because, for 2013, (1) two of our products contained Conflict Minerals from a compliant smelter that sourced a portion of its ore from the DRC and its adjoining countries (those products did not contain any other Conflict Minerals content) and (2) our other in-scope products contained necessary Conflict Minerals of undetermined origin. However, to date, we are unaware and have no knowledge that any of the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

See “Product Information; Additional Risk Mitigation Efforts” below for information concerning our in-scope products and identified smelters and refiners and country of origin information.

Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

According to its website: the mission of the OECD is to promote policies that will improve the economic and social well-being of people around the world; and the OECD provides a forum in which governments can work together to share experiences and seek solutions to common problems.

The OECD Guidance is a collaborative government-backed multi-stakeholder initiative on responsible supply chain management of minerals from conflict-affected areas. Its objective is to help companies respect human rights and avoid contributing to conflict through their mineral sourcing practices. The OECD Guidance also is intended to cultivate transparent mineral supply chains and sustainable corporate engagement in the mineral sector with a view to enabling countries to benefit from their natural mineral resources and preventing the extraction and trade of minerals from becoming a source of conflict, human rights abuses and insecurity. While not legally binding, the adoption of the OECD Guidance at the ministerial level by the OECD reflects the common position and political commitment of OECD members and non-members adhering to the OECD Declaration on International Investment and Multinational Enterprises.

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.	Establish strong company management systems (“Step One”);

2.	Identify and assess risk in the supply chain (“Step Two”);

3.	Design and implement a strategy to respond to identified risks (“Step Three”);

4.	Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain (“Step Four”); and

5.	Report on supply chain due diligence (“Step Five”).

Our implementation of the OECD Guidance in respect of 2013 and thereafter is discussed in the sections below.

Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2013. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. In addition, some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We created a team under the Executive Vice President, President Global Business Services and Chief Procurement Officer and the Executive Vice President, Chief Legal Officer and Secretary charged with creating and implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: external reporting; legal; procurement; and sustainability. We also appointed representatives from each reporting segment or business unit with potentially in-scope products. Selected internal personnel were educated on the Conflict Minerals Rule, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries. We also retained specialist outside counsel to assist us with our compliance efforts.

b.

Alcoa’s procurement function developed and adopted a standard operating procedure (“SOP”) governing purchases of Conflict Minerals. The SOP defines the processes that our procurement function uses to source Conflict Minerals and to support the annual disclosure of country of origin information for those minerals. The SOP provides that we will only purchase Conflict Minerals from suppliers that can provide acceptable certification that the materials did not originate from sources where the minerals directly or indirectly financed or benefited armed groups in the DRC or its adjoining countries. Our procurement function also began including terms governing the purchase of products that contain Conflict Minerals in our standard supplier terms and conditions.

c.	We used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify smelters and refiners in our supply chain. We established procedures to maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, in a structured computerized database.

d.	We furnished our direct suppliers that we determined to be potentially in-scope for purposes of our compliance with the Conflict Minerals Rule (the “Suppliers”) with an introductory letter containing links to the Conflict-Free Sourcing Initiative’s (“CFSI”) website and certain SEC materials on the Conflict Minerals Rule.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	We determined which of our products were in-scope or potentially in-scope for purposes of our compliance with the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries, elemental composition limits, spectrographic analysis of the product composition and other information known to us.

b.	We requested by email that the Suppliers provide us with information concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information on the smelters and refiners in the supply chains of these products. We requested that Suppliers provide their response by submitting a completed EICC/GeSI Conflict Minerals Reporting Template.

c.	We reviewed the completed responses received from Suppliers. We followed up with Suppliers where we determined it to be appropriate.

d.	To the extent that a completed response identified a smelter or refiner, we reviewed this information against the lists of compliant smelters and refiners published by the CFSI and other publicly available information.

e.	Based on the information furnished by our Suppliers and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our conflict minerals compliance team reported the findings of its supply chain risk assessment to our Executive Vice President, President Global Business Services and Chief Procurement Officer and the Executive Vice President, Chief Legal Officer and Secretary.

b.	To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we intend to engage in the additional measures discussed under “Product Information; Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the SEC and made available on our website the Form SD and this Conflict Minerals Report.

Product Information; Additional Risk Mitigation Efforts

Due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the origin of the necessary Conflict Minerals contained in some of our in-scope products. For 2013, the following in-scope products had necessary Conflict Minerals of undetermined origin: (1) certain air foil and structural super alloy investment castings; (2) certain fastening systems and components; (3) certain building and construction products; (4) coated aluminum wheels; and (5) certain coated aluminum sheet and plate products.

In addition, a wrought aluminum alloy product and an aluminum alloy billet product contained tin originating from a smelter that indicated that it sourced a portion of its ore from the DRC and an adjoining country. This smelter, however, is listed as compliant by an independent third-party. These products did not contain any other Conflict Minerals content.

For 2013, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.

Smelter and Refiner Information

In connection with our reasonable country of origin inquiry and due diligence, as applicable, the Suppliers identified to us the following facilities as having processed the necessary Conflict Minerals contained in our in-scope products. The smelters and refiners listed below may not be all of the smelters and refiners in our supply chain, since the Suppliers did not identify the processors of some of the Conflict Minerals content contained in our in-scope products and not all of the Suppliers responded to our request.

We have also indicated countries of origin for the listed smelters and refiners, if that information was furnished to or otherwise known to us. However, if a smelter or refiner sourced from multiple countries, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the countries of origin listed below may apply to the Conflict Minerals in our in-scope products.

Smelter or Refiner Facility Name[1]	Metal

Exotech Inc.[2]	Tantalum
Global Advanced Metals[2]	Tantalum
Hi Temp[2]	Tantalum
RFH Tantalum Smeltry Co., Ltd[2]	Tantalum
Telex[2]	Tantalum
Ulba[2]	Tantalum
Malaysia Smelting Corporation (MSC)[2]	Tin
Minsur[2]	Tin

[1]	Smelter and refiner facility names as reported by the CFSI as of May 29, 2014.
[2]	Denotes smelters and refiners that have received a “compliant” designation from an independent third party audit program as of May 29, 2014. The compliance status indicated in the table is based solely on information made publicly available by the CFSI without independent verification by us.

The countries of origin disclosed to us by the Suppliers or otherwise known to us for the foregoing facilities were: Brazil, China, Peru, Rwanda and the United States. We did not have country of origin information for some of the smelters and refiners listed above.

We sought to determine the mine or location of origin of the Conflict Minerals contained in our products by requesting that the Suppliers provide us with a completed EICC/GeSI Conflict Minerals Reporting Template. Where a smelter or refiner was identified for our products, we also reviewed publicly available information, to the extent available, to try to determine the mine or location of origin.

Risk Mitigation Efforts After December 31, 2013

We intend to take the following additional steps in respect of 2014 to mitigate the risk that the necessary Conflict Minerals in our in-scope products benefit armed groups:

1.	Encourage Suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014 through ongoing outreach with these Suppliers.

2	Engage with Suppliers that provided incomplete responses or that did not provide responses for 2013 to help ensure that they provide requested information for 2014.

3.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable.

4.	Communicate to new potentially in-scope suppliers our sourcing expectations. In addition, as new in-scope suppliers are added, work with these suppliers to help ensure that they understand the requirements of the Conflict Minerals Rule and the OECD Guidance. We expect to implement a new supplier on-boarding process in 2014.

All of the foregoing steps are in addition to the steps that we took in respect of 2013, which we intend to continue to take in respect of 2014 to the extent applicable.